The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated January 29, 2025
Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-270327 and 333-270327-01

Citigroup Global Markets Holdings Inc. $
Buffered Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due All Payments Due from Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The amount that you will be paid on your notes on the stated maturity date (expected to be the second business day after the scheduled determination date) is based on the performance of shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “underlier” or the “ETF”) as measured from the trade date to and including the determination date (expected to be between 15 and 17 months after the trade date).  If the final underlier value on the determination date is greater than or equal to the threshold value (set on the trade date and expected to be between 81.75% and 78.53% of the initial underlier value (set on the trade date and may be higher or lower than the actual closing value of the underlier on the trade date)), you will receive the threshold settlement amount of $1,135.00 for each $1,000 stated principal amount of your notes, which represents a contingent fixed return at maturity of 13.50%.  However, if the final underlier value declines from the initial underlier value by more than the threshold amount (set on the trade date and expected to be between 18.25% and 21.47%), the return on your notes will be negative and you will lose between approximately 1.2232% and approximately 1.2734% of the stated principal amount of your notes for every 1% by which the decline of the underlier exceeds the threshold amount of between 18.25% and 21.47%.  You could lose your entire investment in the notes.  In exchange for the potential to receive a contingent fixed return at maturity so long as the underlier does not decline by more than the threshold amount, investors in the notes must be willing to forgo (i) any return in excess of the contingent fixed return at maturity of 13.50% (which results from the threshold settlement amount of $1,135.00 for each $1,000 stated principal amount of your notes), (ii) any dividends paid on the underlier and (iii) interest on the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the value of the underlier from the initial underlier value to the final underlier value on the determination date. On the stated maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to between -18.25% and -21.47% (the final underlier value is greater than or equal to the threshold value), the threshold settlement amount; or

•	if the underlier return is below between -18.25% and -21.47% (the final underlier value is less than the initial underlier value by more than the threshold amount), the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate (set on the trade date and expected to be between approximately 122.32% and approximately 127.34%) times (b) the sum of the underlier return plus the threshold amount times (c) $1,000. This amount will be less than $1,000 and may be zero.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc.  All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.  If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes.  The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-7.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00	$13.30	$986.70
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be between $961.00 and $981.00 per note, which will be less than the issue price.  The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance.  See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental plan of distribution” in this pricing supplement.  In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlinks:

•	Product Supplement No. EA-02-10 dated March 7, 2023

•	Underlying Supplement No. 11 dated March 7, 2023

•	Prospectus Supplement and Prospectus each dated March 7, 2023

Citigroup Global Markets Inc.

Pricing Supplement No. 2025-USNCH25607 dated      , 2025

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes.  In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlier. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Consequences of a Market Disruption Event; Postponement of a Valuation Date,” “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments” and “—Delisting, Liquidation or Termination of an Underlying ETF,” and not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the underlier that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. References to “securities” in the accompanying product supplement include the notes.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (NYSE Arca symbol: “XOP”) (the “underlier issuer”). The underlier is referred to as the “underlying shares” and the underlier issuer is referred to as the “underlying share issuer” in the accompanying product supplement.

Underlying index: with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF, the S&P® Oil & Gas Exploration & Production Select IndustryTM Index

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. Also, the threshold value would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the stated principal amount. Additionally, the threshold settlement amount would represent a lower (or higher) percentage return relative to your initial investment than would be the case if you had purchased the notes at the stated principal amount. See “Summary Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-11 of this pricing supplement

Cash settlement amount (paid on the stated maturity date): on the stated maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier value is greater than or equal to the threshold value, the threshold settlement amount; or

•	if the final underlier value is less than the threshold value, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the threshold amount times (c) $1,000

Initial underlier value (to be set on the trade date, which may be an intraday value and which may be higher or lower than the actual closing value of the underlier on the trade date): $

The initial underlier value is a “Relevant Value” for purposes of the section “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments” in the accompanying product supplement. Accordingly, the initial underlier value is subject to adjustment upon the occurrence of any of the events described in that section.

Final underlier value: the closing value of the underlier on the determination date, except in the limited circumstances described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF — Delisting, Liquidation or Termination of an Underlying ETF” beginning on page EA-35 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF — Determining the Closing Price” on page EA-24 of the accompanying product supplement and “Description of the Securities — Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Underlier return: the quotient of (i) the final underlier value minus the initial underlier value divided by (ii) the initial underlier value, expressed as a positive or negative percentage

Threshold settlement amount: $1,135.00 per $1,000 stated principal amount note

Threshold value (to be set on the trade date): expected to be between 81.75% and 78.53% of the initial underlier value

Threshold amount (to be set on the trade date): expected to be between 18.25% and 21.47%

Buffer rate (to be set on the trade date): the quotient of the initial underlier value divided by the threshold value, which is expected to equal between approximately 122.32% and approximately 127.34%

Trade date:----------. The trade date is referred to as the “pricing date” in the accompanying product supplement.

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date.  See “Supplemental plan of distribution” below for additional information.

Determination date (to be set on the trade date): expected to be between 15 and 17 months after the trade date.  The determination date is referred to as the “valuation date” in the accompanying product supplement and is subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur, as described under “Description of the Securities — Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Stated maturity date (to be set on the trade date): expected to be the second business day after the scheduled determination date

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption before maturity

Business day: as described under “Description of the Securities — General” on page EA-21 in the accompanying product supplement.

Scheduled trading day: as described under “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” on page EA-26 of the accompanying product supplement.

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement.  CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.33% of the stated principal amount.  In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours.  Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.  Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle one business day after the date on which the parties agree to the sale.  Because the settlement date for the notes is more than one business day after the trade date, investors who wish to sell the notes at any time prior to the business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement.  Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes.  We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines.  This hedging activity could affect the closing value of the underlier and, therefore, the value of and your return on the notes.  For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA: as described under “Benefit Plan Investor Considerations” beginning on page EA-56 in the accompanying product supplement

Calculation Agent: CGMI

CUSIP: 17333HHP2

ISIN: US17333HHP29

HYPOTHETICAL EXAMPLES

The table and chart below are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier values on the determination date could have on the cash settlement amount at maturity.

The table and chart below are based on a range of final underlier values that are entirely hypothetical; no one can predict what the underlier value will be on any day throughout the life of your notes, and no one can predict what the final underlier value will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier value has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.  Investors in the notes will not receive any dividends on the stocks held by the underlier issuer. The table and chart below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the Notes Is Not Equivalent to Investing in the Underlier” below.

The information in the table and chart below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table or chart below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness.  Please read “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement.  It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table and chart also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Threshold settlement amount	$1,135.00 per $1,000 stated principal amount note
Threshold value	81.75% of the initial underlier value
Buffer rate	Approximately 122.32%
Threshold amount	18.25%

Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled determination date

No change in or affecting any of the stocks held by the underlier issuer or the method by which the underlier issuer calculates the underlier

Notes purchased on original issue date at the stated principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier value that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier value may differ substantially from the underlier value prior to the trade date and may be higher or lower than the closing value of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier values shown elsewhere in this pricing supplement. For information about the historical values of the underlier during recent periods, see “The Underlier — Historical Closing Values of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the values of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The values in the left column of the table below represent hypothetical final underlier values and are expressed as percentages of the initial underlier value.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier value (expressed as a percentage of the initial underlier value), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 113.500% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the stated maturity date would equal 113.500% of the stated principal amount of a note, based on the corresponding hypothetical final underlier value (expressed as a percentage of the initial underlier value) and the assumptions noted above.

Hypothetical Final Underlier Value (as Percentage of Initial Underlier Value)	Hypothetical Cash Settlement Amount (as Percentage of Stated Principal Amount)
200.000%	113.500%
175.000%	113.500%
150.000%	113.500%
113.500%	113.500%
105.000%	113.500%
100.000%	113.500%
95.000%	113.500%
81.750%	113.500%
75.000%	91.743%
50.000%	61.162%
25.000%	30.581%
0.000%	0.000%

If, for example, the final underlier value were determined to be 25.000% of the initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be approximately 30.581% of the stated principal amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the stated principal amount and held them to the stated maturity date, you would lose approximately 69.419% of your investment.  In addition, if the final underlier value were determined to be 200.000% of the initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be capped at the threshold settlement amount (expressed as a percentage of the stated principal amount), or 113.500% of each $1,000 stated principal amount of your notes, as shown in the table above.  As a result, you would not benefit from any increase in the final underlier value over 81.750% of the initial underlier value.

The table above demonstrates the diminishing benefit of the buffer feature of the notes the lower the final underlier value. For example, if the final underlier value were determined to be 75.000% of the initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be approximately 91.743% of the stated principal amount of your notes, resulting in an effective buffer (i.e., the difference between the underlier return and your return on the notes) of approximately 16.743%. However, if the final underlier value were determined to be 50.000% of the initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be approximately 61.162% of the stated principal amount of your notes, resulting in an effective buffer of only approximately 11.162%. The lower the final underlier value, the lower the effective buffer provided by the notes will be.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier value (expressed as a percentage of the initial underlier value) were any of the hypothetical values shown on the horizontal axis.  The chart shows that any hypothetical final underlier value (expressed as a percentage of the initial underlier value) of less than 81.750% (the section left of the 81.750% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the stated principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  The chart also shows that any hypothetical final underlier value (expressed as a percentage of the initial underlier value) of greater than or equal to 81.750% (the section right of the 81.750% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on values of the underlier that may not be achieved on the determination date.  The actual cash settlement amount you receive on the stated maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Summary Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement.

We cannot predict the actual final underlier value or what the value of your notes will be on any particular day, nor can we predict the relationship between the underlier value and the value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the return on the notes will depend on the actual initial underlier value, the threshold value, the threshold amount and the buffer rate, which we will set on the trade date, and the actual final underlier value determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

SUMMARY RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities.  The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes.  You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes.  You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement.  You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose Some or All of Your Investment

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the underlier. If the underlier depreciates by more than the threshold amount, you will receive less than the stated principal amount of your notes at maturity.  You should understand that any depreciation of the underlier beyond the threshold amount will result in a loss of more than 1% of the stated principal amount for each 1% by which the depreciation exceeds the threshold amount, which will progressively offset any protection that the threshold amount would offer.  Accordingly, the lower the final underlier value, the less benefit you will receive from the buffer.  There is no minimum payment at maturity, and you may lose up to all of your investment.

The Initial Underlier Value Will Be Determined at the Discretion of CGMI, as the Calculation Agent

The initial underlier value may be an intraday value of the underlier on the trade date, as determined by the calculation agent in its sole discretion, and may not be based on the closing value of the underlier on such trade date.  The initial underlier value may be higher or lower than the actual closing value of the underlier on the trade date.  Although the calculation agent will determine the initial underlier value in good faith, the discretion exercised by the calculation agent in determining the initial underlier value could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes, including the determination of the initial underlier value.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

Your Potential Return On the Notes Is Limited

Your potential total return on the notes at maturity is limited to a contingent fixed return at maturity that results from the threshold settlement amount. If the underlier appreciates by more than the contingent fixed return offered by the notes, the notes will underperform an alternative investment providing 1-to-1 exposure to the appreciation of the underlier. When any dividends paid on the underlier are taken into account, the notes may underperform such an alternative investment even if the underlier appreciates by less than the contingent fixed return, because holders of the notes will not receive those dividends.

The Determination Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

 We will not determine the determination date until the trade date, so you will not know the exact term of, or the stated maturity date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the determination date range described on PS-3, and as long as the longer end of the determination date range. You should be willing to hold your notes until the latest possible stated maturity date contemplated by the determination date range. The determination date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the determination date range, rather than the shorter end of the determination date range.

Investing in the Notes Is Not Equivalent to Investing in the Underlier

You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the underlier. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Your Payment at Maturity Depends on the Closing Value of the Underlier on a Single Day

Because your payment at maturity depends on the closing value of the underlier solely on the determination date, you are subject to the risk that the closing value of the underlier on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing values of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs also include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier, dividend yield on the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the value and volatility of the underlier and a number of other factors, including the value and volatility of the stocks held by the underlier issuer, the dividend yields on the underlier and the stocks held by the underlier issuer, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the value of the underlier may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

If the Value of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier.  Changes in the value of the underlier may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlier, in stocks held by the underlier issuer or in instruments related to the underlier or such stocks and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the value of the underlier in a way that has a negative impact on your interests as a holder of the notes.

The Value of the Underlier May Be Adversely Affected by Our or Our Affiliates’ Hedging and Other Trading Activities

We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates, who may take positions directly in the underlier or the stocks held by the underlier issuer and other financial instruments related to the underlier or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the underlier or stocks held by the underlier issuer and other financial instruments related to the underlier or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities. These activities could affect the value of the underlier in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates or any dealer or its affiliates while the value of the notes declines. If the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We and Our Affiliates May Have Economic Interests That Are Adverse to Yours as a Result of Our Affiliates’ Business Activities

Our affiliates may currently or from time to time engage in business with the underlier issuer or issuers of the stocks held by the underlier issuer, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities.

Even if the Underlier Issuer Pays a Dividend That It Identifies as Special or Extraordinary, No Adjustment Will Be Required Under the Notes For That Dividend Unless It Meets the Criteria Specified in the Accompanying Product Supplement

In general, an adjustment will not be made under the terms of the notes for any cash dividend paid on the underlier unless the amount of the dividend per share, together with any other dividends paid in the same fiscal quarter, exceeds the dividend paid per share in the most recent fiscal quarter by an amount equal to at least 10% of the closing value of the underlier on the date of declaration of the dividend. Any dividend will reduce the closing value of the underlier by the amount of the dividend per share. If the underlier issuer pays any dividend for which an adjustment is not made under the terms of the notes, holders of the notes will be adversely affected. See “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” beginning on page EA-29 in the accompanying product supplement.

The Notes Will Not Be Adjusted for All Events That Could Affect the Value of the Underlier

For example, we will not make any adjustment for ordinary dividends or extraordinary dividends that do not meet the criteria described above.  Moreover, the adjustments we do make may not fully offset the dilutive or adverse effect of the particular event.  Investors in the notes may be adversely affected by such an event in a circumstance in which a direct holder of the underlier would not.

The Notes May Become Linked to Shares of an Issuer Other Than the Original Underlier Issuer Upon the Occurrence of a Reorganization Event or Upon the Delisting of the Underlier

For example, if the underlier issuer enters into a merger agreement that provides for holders of the underlier to receive shares of another entity, the shares of such other entity will become the underlier for all purposes of the notes upon consummation of the merger.  Additionally, if the underlier is delisted or is otherwise terminated, the calculation agent may, in its sole discretion, select shares of another ETF to be the underlier.  See “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments,” and “—Delisting, Liquidation or Termination of an Underlying ETF” in the accompanying product supplement.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

If certain events occur, such as market disruption events, events with respect to the underlier issuer that may require a dilution adjustment or the delisting of the underlier, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity.  In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

The Value and Performance of the Underlier May Not Completely Track the Performance of Its Underlying Index or the Net Asset Value Per Share of the Underlier

The underlier issuer does not fully replicate the underlying index that it seeks to track and may hold securities different from those included in its underlying index. In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index. All of these factors may lead to a lack of correlation between the performance of the underlier and the underlying index. In addition, corporate actions with respect to the equity securities constituting the underlying index or held by the underlier issuer (such as mergers and spin-offs) may impact the variance between the performances of the underlier and the underlying index. Finally, because the underlier is traded on NYSE Arca, Inc. and is subject to market supply and investor demand, the market value of the underlier may differ from the net asset value per share of the underlier.

During periods of market volatility, securities underlying the underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlier and the liquidity of the underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlier. Further, market volatility may adversely affect, sometimes materially, the values at which market participants are willing to buy and sell the underlier. As a result, under these circumstances, the market value of the underlier may vary substantially from the net asset value per share of the underlier. For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the underlying index and/or the net asset value per share of the underlier, which could materially and adversely affect the value of the notes in the secondary market and/or reduce your payment at maturity.

There is No Assurance That an Active Trading Market Will Continue for the Underlier or That There Will Be Liquidity in Any Such Trading Market; Further, the Underlier is Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the underlier is listed for trading on the NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the underlier or that there will be liquidity in the trading market.

In addition, the underlier issuer is subject to management risk, which is the risk that the underlier issuer’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor may select up to 20% of the underlier issuer’s assets to be invested in shares of equity securities that are not included in the underlying index. The underlier issuer is also not actively managed and may be affected by a general decline in market segments relating to the underlying index. The underlier issuer invests in securities included in, or representative of, the underlying index regardless of their investment merits. The underlier issuer does not attempt to take defensive positions in declining markets. In addition, the underlier issuer may be permitted to engage in securities lending with respect to a portion of underlier’s total assets, which could subject the underlier  to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the underlier is subject to listing standards adopted by the securities exchange on which the underlier is listed for trading. There can be no assurance that the underlier will continue to meet the applicable listing requirements, or that the underlier will not be delisted.

Investing in the Notes Exposes Investors to Risks Associated with Investments in Securities with a Concentration in the Oil and Gas Exploration and Production Industry

The stocks included in the underlying index and that are generally tracked by the underlier issuer are stocks of companies whose primary lines of business are directly associated with the exploration and production of oil and gas. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers or issuers in a less volatile industry. The oil and gas industry can be significantly affected by a number of factors that influence worldwide economic conditions and oil prices, such as natural disasters, supply disruptions, geopolitical events and other factors that may offset or magnify each other, including:

•	employment levels and job growth;

•	worldwide and domestic supplies of, and demand for, oil and gas;

•	the cost of exploring for, developing, producing, refining and marketing oil and gas;

•	consumer confidence;

•	changes in weather patterns and climatic changes;

•	the ability of the members of Organization of Petroleum Exporting Countries and other oil and gas producing nations to agree to and maintain production levels;

•	the price and availability of alternative and competing fuels;

•	domestic and foreign governmental regulations and taxes;

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and

•	general economic conditions worldwide.

These or other factors or the absence of such factors could cause a downturn in the oil and natural gas industries generally or regionally and could cause the value of the underlier to decline during the term of the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase your notes at a premium to the stated principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount. In addition, the impact of the threshold value and the threshold settlement amount on the return on your investment will depend upon the price you pay for your notes relative to the stated principal amount. For example, if you purchase your notes at a premium to the stated principal amount, the threshold settlement amount will represent a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount. Similarly, the threshold value, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount.

Changes Made by the Investment Adviser to the Underlier Issuer or by the Sponsor of Its Underlying Index May Adversely Affect the Underlier

We are not affiliated with the investment adviser to the underlier issuer or with the sponsor of the index underlying the underlier. Accordingly, we have no control over any changes such investment adviser or sponsor may make to the underlier issuer or the index underlying the underlier. Such changes could be made at any time and could adversely affect the performance of the underlier.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. Even if the treatment of the notes as prepaid forward contracts is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

If you are a non-U.S. investor, you should review the discussion of withholding tax issues in “United States Federal Tax Considerations—Non-U.S. Holders” below.

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “United States Federal Tax Considerations” in this pricing supplement.  You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The SPDR® S&P® Oil & Gas Exploration & Production ETF is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the performance of the S&P® Oil & Gas Exploration & Production Select IndustryTM Index, which seeks to measure the performance of the oil and gas exploration and production segment of the S&P Total Market Index. The SPDR® S&P® Oil & Gas Exploration & Production ETF is managed by SSGA Funds Management, Inc. (“SSGA FM”), an investment advisor to the SPDR® S&P® Oil & Gas Exploration & Production ETF, and the SPDR® Series Trust, a registered investment company. The SPDR® Series Trust consists of numerous separate investment portfolios, including the SPDR® S&P® Oil & Gas Exploration & Production ETF. The SPDR® S&P® Oil & Gas Exploration & Production ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the SPDR® S&P® Oil & Gas Exploration & Production ETF is not required to purchase all of the securities represented in the S&P® Oil & Gas Exploration & Production Select IndustryTM Index. Instead, the SPDR® S&P® Oil & Gas Exploration & Production ETF may purchase a subset of the securities in the S&P Oil & Gas Exploration & Production Select IndustryTM Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Oil & Gas Exploration & Production Select IndustryTM Index. Under normal market conditions, the SPDR® S&P® Oil & Gas Exploration & Production ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the S&P Oil & Gas Exploration & Production Select IndustryTM Index. In addition, the SPDR® S&P® Oil & Gas Exploration & Production ETF may invest in equity securities not included in the S&P® Oil & Gas Exploration & Production Select IndustryTM Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA FM).

Information provided to or filed with the SEC by the SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The underlying shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF trade on the NYSE Arca under the ticker symbol “XOP.”

Please refer to the section “Fund Descriptions—The SPDR® S&P® Industry ETFs” in the accompanying underlying supplement for important disclosures regarding the underlier issuer, including certain risks that are associated with an investment linked to the underlier. Additional information is available on the underlier issuer’s website (including information regarding (i) the underlier’s top ten constituents and their respective weightings, (ii) the underlier’s sub-industry weightings, (iii) the underlying index’s top ten constituents and their respective weightings, (iv) the underlying index’s sub-industry weightings), (v) fees paid to SSGA FM and (vi) the returns of the SPDR® S&P® Oil & Gas Exploration & Production ETF and the S&P Oil & Gas Exploration & Production Select IndustryTM Index. We are not incorporating by reference the website or any material it includes in this document.

Neither the issuer nor CGMI makes any representation that such publicly available information regarding the underlier is accurate or complete.

Historical Closing Values of the Underlier

The closing value of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing value of the underlier during the period shown below is not an indication that the value of the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical values of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the stated principal amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical values shown below.

The graph below shows the closing values of the underlier for each day such value was available from January 2, 2020 to January 27, 2025. We obtained the closing values from Bloomberg L.P., without independent verification.

The closing value of the underlier on January 27, 2025 was $138.03.

UNITED STATES FEDERAL TAX CONSIDERATIONS

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “Summary Risk Factors” in this pricing supplement.

In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid forward contract for U.S. federal income tax purposes.  By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment.  There is uncertainty regarding this treatment, and the IRS or a court might not agree with it. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•	Upon a sale or exchange of a note (including retirement at maturity), you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the note. Subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, any gain or loss recognized upon a sale, exchange or retirement of a note should be long-term capital gain or loss if you held the note for more than one year.

Even if the treatment of the notes as prepaid forward contracts is respected, your purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize in respect of your notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held your notes, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority under Section 1260, our counsel is not able to opine as to whether or how Section 1260 applies to the notes. You should read the section entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Securities Treated as Prepaid Forward Contracts—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult your tax adviser regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the IRS regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions below and in “United States Federal Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“U.S. Underlying Equities”) or indices that include U.S. Underlying Equities.  Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. Underlying Equities, as determined based on tests set forth in the applicable Treasury regulations.  However, the regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one.  Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. Underlying Equity and, therefore, should not be subject to withholding tax under Section 871(m).  However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding tax under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment.  Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects terms of the notes that have not yet been fixed as well as uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the trade date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors — The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

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